March 10th, 2006

Mr. Christopher White

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. White:

Per our discussion yesterday, Cistera Networks would like to request a two-week extension on our response to the SEC’s SB2 filing inquiries. This extension would move the response deadline to March 24th, 2006.

The reason that we are asking for this extension is that Katrina Roche, Cistera’s CEO, and Cynthia Garr, Cistera’s CFO, are both out of the office dealing with family medical emergencies. This extension will give us time to connect with Katrina and Cynthia to complete the response review process and return our responses to your offices.

If you have any questions or concerns, please do not hesitate to contact me at (972) 381-4695.

Regards,

/s/ Jim Miller

Jim Miller

VP-Operations

Cistera Networks

jmiller@cistera.com

17304 Preston Rd. Suite 975

Dallas, TX 75252